BlackRock MuniYield New Jersey Fund, Inc.

100 Bellevue Parkway

Wilmington, DE 19809

February 8, 2018

VIA EDGAR

Samantha A. Brutlag

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock MuniYield New Jersey Fund, Inc.
(File Nos. 333-221928 and 811-06570)

Dear Ms. Brutlag and Ms. Churko:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock MuniYield New Jersey Fund, Inc. (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-14 be accelerated so that it may become effective by 4:00 pm, Washington, D.C. time, on Thursday, February 8, 2018, or as soon thereafter as reasonably practicable.

Very truly yours,

BLACKROCK MUNIYIELD NEW JERSEY FUND, INC.

By:	/s/ Jonathan Diorio
Name: Jonathan Diorio
Title: Vice President